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                          UNITED STATES

                SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549



                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934

                      (Amendment No.______ )*

                AMERICAN PHYSICIANS SERVICE GROUP, INC.
                --------------------------------------
                         (Name of Issuer)

                Common Stock, par value $.10 per share
                --------------------------------------
                     (Title of Class of Securities)

                              028882108
                           ---------------
                            (CUSIP Number)

                         Duane K. Boyd, Jr.
                   1301 Capital of Texas Highway
                            Suite C-300
                        Austin, Texas 78746
                           (512) 328-0888
                           --------------
          (Name, Address and Telephone Number of Person
         Authorized to Receive Notices and Communications)

                            October 1, 1993
                          -------------------
               (Date of Event which Requires Filing
                         of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.
                                                                        -----

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.
See Rule 13d-7.                                                           X
                                                                        -----

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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   CUSIP No. 028882108            13D      Page  2  of  4  Pages
             ---------                          --     --

   1  Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person
      Duane K. Boyd, Jr.


   2  Check the Appropriate Box if a Member of a Group*  (a)
                                                            -----
                                                         (b)
                                                            -----
   3  SEC USE ONLY

   4  Source of Funds*
            PF

   5  Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)
                                                           -----

   6  Citizenship or Place of Organization
            United States

                    7  Sole Voting Power
       Number of           120,000
        Shares
     Beneficially   8  Shared Voting Power
       Owned By              5,640
         Each
       Reporting    9  Sole Dispositive Power
        Person             120,000
         With
                   10  Shared Dispositive Power

   11 Aggregate Amount Beneficially Owned by Each Reporting
      Person
                           125,640

   12 Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*
                                                           -----

   13 Percent of Class Represented by Amount in Row (11)
                3.16

   14 Type of Reporting Person*
                IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                    Page 3  of  4 Pages
                                                        --     --

   Item 1.     SECURITY AND THE ISSUER.

   Class of Securities:  Common Stock, par value $.10 per share

   Name and Address of Issuer:    American Physicians Service Group, Inc.
                                  1301 Capital of Texas Highway, Suite C-300
                                  Austin, Texas  78746

   Item 2.     IDENTITY AND BACKGROUND.

     (a)  Name:                    Duane K. Boyd, Jr.

     (b)  Business address:        1301 Capital of Texas Highway, Suite C-300
                                   Austin, Texas  78746

     (c)  Principal occupation:    Senior Vice President
                                   American Physicians Service Group, Inc.
                                   1301 Capital of Texas Highway, Suite C-300
                                   Austin, Texas  78746

     (d) Mr. Boyd, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Boyd, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not or is not subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:              United States

   Item 3.     SOURCE AND AMOUNT OF FUNDS.

On October 1, 1993 Mr.Boyd was the beneficial owner of stock options, which were then currently exercisable or were exercisable within 60 days after October 1, 1993, covering 200,000 shares of common stock of the Company. Such options had been granted to Mr. Boyd under the Company's Employee Stock Option Plan as part of his compensation. From time to time after that date, Mr. Boyd exercised all of these options with $275,000 of personal funds. From time to time the Company has purchased in the market and has contributed approximately 5,640 of its common shares into a retirement plan for the benefit of Mr. Boyd.
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                                               Page 4  of  4 Pages
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   Item 4.     PURPOSE OF THE TRANSACTION.

The shares purchased by Mr. Boyd with personal funds were purchased for investment purposes. The remaining 5,640 shares were contributed to Mr. Boyd's retirement account under the Company's retirement plan.




   Item 5.     INTEREST IN THE SECURITIES OF THE ISSUER.

(a) On October 1, 1993, Mr. Boyd held options which were then exercisable or were exercisable within 60 days covering 200,000 shares or 5.45% of the Company's common shares. Subsequent to that date, Mr. Boyd exercised all of these options, sold 80,000 shares, became the beneficiary of approximately 5,640 shares contributed to his retirement plan by the Company, and, as of this date, is the beneficial owner of 125,640 shares of common stock of the COmpany or 3.16% of the total shares of common stock outstanding.

(b) Mr. Boyd has sole voting and dispositive powers for 120,000 of the shares. He has shared voting power, but no dispositive power for 5,640 of the shares.

(c) In the 60 days preceding this report, Mr. Boyd has sold 80,000 shares of common stock of the Company at an average price of $8.02 per share and has exercised options for 160,000 shares of common stock of the Company at an exercise price of $1.38 per share.

(d)  N/A

(e)  January 3, 1996

   Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH REGARD TO THE ISSUER.

                      None.

   Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

                      None.


   Signature.

   After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

     Date: January 31, 1996

                              ___________________________________
                              Duane K. Boyd, Jr.